**BANJO MEDIA, INC.**

**FINANCIAL STATEMENTS**

**YEARS ENDED DECEMBER 31, 2025 AND 2024**

JESSON, OSLIN & ASSOCIATES, LLP

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

**BANJO MEDIA, INC.**

**FINANCIAL STATEMENTS**

**YEARS ENDED DECEMBER 31, 2025 AND 2024**

**TABLE OF CONTENTS**



JESSON, OSLIN & ASSOCIATES, LLP
CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS ADVISORS

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Banjo Media, Inc.
489 Commonwealth Avenue
Newton, MA 02459

We have reviewed the accompanying financial statements of Banjo Media, Inc. "the Company" (a corporation), which comprise the balance sheet as of December 31, 2025 and 2024, the related statements of revenues, expenses and accumulated deficit, statement of stockholder's equity and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

## Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

## Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Banjo Media, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

## Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

*Jesson, Oslin & Associates, LLP*

Jesson, Oslin & Associates, LLP
Certified Public Accountants

Milton, Massachusetts
July 9, 2026

- 1 -

2 Granite Avenue, Suite 450, Milton MA 02186 (t) 617.698.3950 (f) 617.696.1596

# BANJO MEDIA, INC.
## BALANCE SHEET
## DECEMBER 31, 2025 AND 2024

### ASSETS

| | 2025 | 2024 |
|---|---|---|
| **Current assets:** | | |
| Cash | $ - | $ - |
| **Total current assets** | - | - |
| | | |
| **Other assets:** | | |
| Product platform costs, | | |
| net of accumulated amortization of $71,765 | 143,529 | - |
| Deferred tax assets | - | - |
| **Total other assets** | 143,529 | - |
| | | |
| | $ 143,529 | $ - |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | 2025 | 2024 |
|---|---|---|
| **Stockholder's equity:** | | |
| Common stock, par value $0.0001 per share | | |
| 1,000,000 shares authorized and | | |
| 600,000 shares outstanding | 100 | 100 |
| Additional paid-in capital | 304,701 | 29,826 |
| Accumulated deficit | (161,272) | (29,926) |
| **Total stockholder's equity** | 143,529 | - |
| | | |
| | $ 143,529 | $ - |

See accompanying notes and independent accountant's review report.

**BANJO MEDIA, INC.**
**STATEMENT OF REVENUES, EXPENSES AND ACCUMULATED DEFICIT**
**YEARS ENDED DECEMBER 31, 2025 AND 2024**

| | **2025** | (From inception April, 10, 2024) 2024 |
|---|---|---|
| **Revenues** | $ - | $ - |
| **Expenses:** | | |
| Legal and professional fees | 40,599 | 28,438 |
| Amortization of product platform | 71,765 | - |
| Payroll expenses | 10,121 | - |
| Advertising and marketing | 3,443 | - |
| Computer and software expenses | 1,800 | - |
| Utilities | 1,707 | - |
| Taxes and licenses | 1,210 | 520 |
| Office expenses | 701 | 968 |
| **Total expenses** | 131,346 | 29,926 |
| **Net loss before income taxes** | (131,346) | (29,926) |
| **Provision for income taxes** | - | - |
| **Net loss** | (131,346) | (29,926) |
| Accumulated deficit, beginning of year | (29,926) | - |
| **Accumulated deficit, end of year** | $ (161,272) | $ (29,926) |

See accompanying notes and independent accountant's review report. -3 -

**BANJO MEDIA, INC.**
**STATEMENT OF STOCKHOLDER'S EQUITY**
**DECEMBER 31, 2025 AND 2024**

| | Common Stock | | Additional Paid-In Capital | Accumulated deficit | Total |
|---|---|---|---|---|---|
| | Number of Shares | Amount | | | |
| **Balance, April 10, 2024** | 600,000 | $ 100 | $ - | $ - | $ 100 |
| Additional paid in capital | - | - | 29,826 | - | 29,826 |
| Net loss | - | - | - | (29,926) | (29,926) |
| **Balance, December 31, 2024** | 600,000 | 100 | 29,826 | (29,926) | - |
| Additional paid in capital | - | - | 274,875 | - | 274,875 |
| Net loss | - | - | - | (131,346) | (131,346) |
| **Balance, December 31, 2025** | 600,000 | $ 100 | $ 304,701 | $ (161,272) | $ 143,529 |

See accompanying notes and independent accountant's review report.                    -4-

# BANJO MEDIA, INC.
## STATEMENT OF CASH FLOWS
## YEARS ENDED DECEMBER 31, 2025 AND 2024

|  | 2025 | (From inception April 10, 2024) 2024 |
|---|---|---|
| **Cash flows from operating activities:** |  |  |
| Net loss | $ (131,346) | $ (29,926) |
| Adjustments to reconcile net loss to net cash used by operating activities: |  |  |
| Amortization of product platform | 71,765 | - |
| **Net cash used by operating activities** | (59,581) | (29,926) |
| **Cash flows from investing activities:** |  |  |
| Cash used for product platform | (215,294) | - |
| **Net cash used by investing activities** | (215,294) | - |
| **Cash flows from financing activities:** |  |  |
| Capital contributions from stockholder | 274,875 | 29,926 |
| **Net cash provided by financing activities** | 274,875 | 29,926 |
| **Net change in cash** | - | - |
| Cash, beginning of the year | - | - |
| **Cash, end of the year** | $ - | $ - |

See accompanying notes and independent accountant's review report.

-5-

## NOTE 1 – ORGANIZATION AND OPERATIONS

Banjo Media, Inc. (the "Company) was formed as an LLC called Thinkifi in the state of Massachusetts on April 10, 2024, as a Limited Liability corporation. Thinkifi converted from a Massachusetts LLC to a Delaware corporation on August 19, 2024. Thinkifi, Inc., changed from a Delaware corporation to a Delaware public benefit corporation on August 22, 2024. The Company changed its name from Thinkifi, Inc., to Banjo Media, Inc., on January 23, 2026.

The Company is a technology company that facilitates dialogue between participants in structured, AI-assisted online debates. The Company currently operates in the education field, aiming to foster dialogue between students, faculty, and institutions in academic settings. The Company's platform is based on a Socratic Seminar pedagogy and is intended to foster critical thinking, viewpoint diversity, and constructive communication in classroom, affinity group, and campus-wide settings. The Company has not yet generated revenue and the Company is subject to the risks and uncertainties associated with a start-up business.

On January 23, 2026, the Company changed its corporate name from Thinkifi, Inc. to Banjo Media, Inc.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of accounting</u>

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

<u>Use of estimates</u>

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>

The Company considers all highly liquid investments with maturities of three months or less at the time of acquisition to be cash equivalents. As of December 31, 2025 and 2024, the Company had no cash or cash equivalents.

- 6 -

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

Product platform costs

Costs incurred during the application development stage are capitalized and amortized on a straight-line basis over their estimated useful life of three (3) years, commencing when the product platform is ready for its intended use. Costs incurred during the post-implementation and operation stage are expensed as incurred.

Advertising and marketing costs

Advertising and marketing costs are expensed as incurred. The Company incurred $3,443 in advertising and marketing expenses during the year ended December 31, 2025.

Income taxes

The Company accounts for income taxes under the asset and liability method in accordance with ASC 740, *Income Taxes*. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established to the extent management believes it is more likely than not that deferred tax assets will not be realized.

The Company evaluates uncertain tax positions in accordance with ASC 740-10. As of December 31, 2025 and 2024, the Company had no uncertain tax positions and no accruals for interest or penalties related to income taxes.

**NOTE 3 – GOING CONCERN – SUBSTANIAL DOUBT ALLEVIATED**

The accompanying financial statements have been prepared using accounting principles generally accepted in the United States of America ("US GAAP") applicable to a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated any revenues since inception and has incurred a net loss of $131,346 and $29,926 for the years ended December 31, 2025 and 2024, and has an accumulated deficit of $161,272 as of December 31, 2025. The Company has been financing its operations entirely through capital contributions from its sole stockholder.

**NOTE 3 – GOING CONCERN – SUBSTANIAL DOUBT ALLEVIATED (continued)**

Management has evaluated these conditions and concluded that the sole stockholder's commitment to provide additional capital contributions through to at least December 31, 2026, has alleviated the substantial doubt about the Company's ability to continue as a going concern for a period of at least twelve months from the financial statement report date.

**NOTE 4 – PRODUCT PLATFORM COSTS**

Product platform costs were incurred during 2025 and presented as follows as of December 31, 2025:

| | | |
|---|---|---|
| Product platform costs | $ | 215,294 |
| Less: accumulated amortization | | (71,765) |
| | $ | 143,529 |

Amortization expense recognized for the year ended December 31, 2025, was $71,765.

**NOTE 5 – INCOME TAXES**

The Company is taxed as a C-corporation and had no current or deferred income tax expense or benefit recognized for the years ended December 31, 2025 and 2024.

The following table reconciles the expected tax benefit to the actual amount recorded for the years ended December 31, 2025 and 2024:

| | 2025 | 2024 |
|---|---|---|
| Income tax benefit at federal statutory rate | $ (27,583) | $ (6,284) |
| Massachusetts income taxes | (10,508) | (2,394) |
| Increase in valuation allowance | 38,091 | 8,678 |
| Income tax expense | $ - | $ - |

**NOTE 5 – INCOME TAXES (continued)**

Significant components of the Company's deferred tax assets as of December 31, 2025 and 2024, are as follows:

|  | 2025 | 2024 |
|---|---|---|
| Deferred tax asset: |  |  |
| Net operating loss carryforward | $ 46,769 | $ 8,678 |
| Less: valuation allowance | (46,769) | (8,678) |
| Net deferred tax asset | $ - | $ - |

As of December 31, 2025, the Company has a federal net operating loss carryforward of approximately $161,272.

A full valuation allowance has been recorded against all deferred tax assets as management believes it is more likely than not that the deferred tax assets will not be realized based on the Company's history of losses and current stage of operations.

The Company's income tax returns from inception remain subject to examination by federal and Massachusetts taxing authorities.

**NOTE 6 – SUBSEQUENT EVENTS**

The Company has evaluated subsequent events through July 9, 2026, which is the date the financial statements were available to be issued

No material subsequent events were identified that required adjustments to or disclosure in these financial statements.